PRESS RELEASE
For more information contact:
Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
----------------------------------


             Tikcro Technologies Reports 2009 Third Quarter Results

                                     - - - -

            BioCancell commenced first treatment of pancreatic cancer trial

Tel Aviv, Israel, December 1, 2009 -- Tikcro Technologies Ltd. (OTC BB:
TIKRF.OB) today reported results for the third quarter and nine months ended September 30, 2009.

Net income for the third quarter was $590,000 or $0.07 per diluted share. Net income for the nine months ended September 30, 2009 was $4.7 million or $0.56 per diluted share. Results for the third quarter included financial income of $692,000 primarily from to the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro holds 36% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and 27% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange.

As of September 30, 2009, the Company had net cash and marketable securities totaling $7.4 million.

BioCancell recently announced it had commenced treatment of the first patient in its Phase I/IIa trial of the drug BC-819 as a treatment for pancreatic cancer. The NCI-designated Massey Cancer Center of Virginia Commonwealth University, the Medical Centers in Israel are expected to participate in the trial. It is noted that pre-clinical results in hamsters treated with BC-819 showed primary tumor volume was reduced by approximately 50 percent.

The pancreatic cancer trial is being conducted along with two other trials using BC-819: an on going phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer and a phase I/IIa clinical trial for the treatment of ovarian cancer.

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is conducting the following clinical trials in Israel and in the U.S. using its leading drug, BC-819:

- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
- Phase I/IIa clinical trial for the treatment of ovarian cancer
- Phase I/IIa clinical trial for the treatment of pancreatic cancer

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.



                                                        Tikcro Technologies Ltd.
                                                              Balance Sheet
                                                        (US dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                 September             December 31,
                                                                    30,                     2008
                                                                    2009
         Assets
               Current assets


               Cash and short-term marketable securities            $ 7,433                $7,803
               Other receivables                                         65                    20
                                                                         --                    --
                    Total current assets                              7,498                 7,823

               Investment in Biocancell - stock, convertible
               note and warrant                                       7,880                 2,910


                    Total assets                                    $15,378               $10,733
                                                                ------------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities                              $ 246                  $309
                                                                ------------      ----------------


               Shareholders' equity                                  15,132                10,424
                                                                ------------      ----------------

               Total liabilities and shareholders' equity          $ 15,378               $10,733
                                                                ------------      ----------------





                                                           Tikcro Technologies Ltd.
                                                           Statements of Operations
                                               (US dollars in thousands, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                           Three Months Ended September 30         Nine Months Ended September 30
                                                              2009                 2008                 2009              2008
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $102        $         344         $        280       $         640
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                       102                  344                  280                 640

                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                (102)                (344)                (280)               (640)

Financial income, net                                          692                  894                 4,987               1,119
                                                         ----------------     ----------------      --------------     -------------

Net income                                                    $590        $         550         $       4,707      $         479
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic net earnings per share                                  $0.07       $        0.07         $       0.57       $       $ 0.06
                                                         ================     ================      ==============     =============

Diluted net earnings per share                                $0.07       $        0.07         $       0.56       $        0.06
                                                         ================     ================      ==============     =============


Basic weighted average shares                                 8,334                8,198                8,317               8,139
                                                         ================     ================      ==============     =============


Diluted weighted average shares                               8,422                8,198                8,380               8,160
                                                         ================     ================      ==============     =============


